Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Members
Crewe Capital, LLC

We have audited the accompanying statement of financial condition of Crewe Capital, LLC, as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Crewe Capital, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crewe Capital, LLC as of December 31, 2016, and the results of operations, changes in member equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 25, 2017

Crewe Capital, LLC.
Statement of Financial Condition
As of December 31, 2016

ASSETS

Current assets:	
Cash	$172,800
Accounts receivable	70,765
Prepaid expense	152
Total Current Assets	$243,717
Other assets:	
Fixed assets- net of accumulated depreciation	$50,347
Goodwill	30,867
Security deposit	12,655
Total Assets	$337,586

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$76,838
Total Current Liabilities	$76,837
Members' equity	260,748
Total Liabilities & Members' Equity	$337,585

Please see the notes to the financial statements.

Crewe Capital, LLC.
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Crewe Capital, LLC (the "Company"), formerly Five Prime Advisors, LLC, is a privately held partnership formed in New York in 2003 for the purpose of providing investment banking, securities valuation, and mergers & acquisitions services to a diversified client base. In September 2011, the Company obtained approval from the Financial Industry Regulatory Authority ("FINRA") to conduct securities business as a broker-dealer ("BD").

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a partnership (LLC) under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual members and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in New York, NY on a month-to-month basis.

The Company is committed to a non-cancellable lease for office space in Salt Lake City, Utah. Minimum payments due under the lease are as follows.

2017	$36,396
2018	63,369
2019	64,478
2020	65,586
2021	66,695
2022	67,803
2023	22,909
Net minimum lease payments	$387,236

5. Fixed Assets

Fixed assets at December 31, 2016 are comprised as follows:

Furniture	$50,347
Accumulated depreciation	0
Fixed assets- net	$50,347

Fixed assets were put into service on the last day of 2016 when the Company finished moving into its new office space. The Company will begin depreciating these assets in fiscal year 2017.

5. Prior Period Adjustment

In 2015, a majority interest in Five Prime Advisors, LLC was acquired by Crewe Holdings, LLC. Five Prime Advisors, LLC then changed its name to Crewe Capital, LLC. In July 2015, an account was created in members' equity to reflect certain adjustments made with respect to the exchange of consideration between the parties at the time of purchase.

A journal entry was made in December 2016 in the amount of $39,606 to offset the original adjustment made in July 2015. The entry was apportioned $30,867 to goodwill reflecting the difference between tangible net assets at the time of purchase and purchase consideration, with the balance of $8,739 apportioned to compensation expense.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.